Press ReleaseApril 23, 2003
Highlights

Gayot Project
9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud ProjectZone 32
Resource of 350,000 oz of gold
Zone 30 - Pari
2.1 g/t Au / 48 m including 14 g/t / 3 m
69 g/t Au / 2 m 21 g/t Au / 2 m
New Zone
8.2 g/t Au / 10.5 m

Poste Lemoyne Project
Resource: 200,000 t @ 14.5 g/t Au
14.13 g/t Au / 13 m 43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project
0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSX-VIA

The most active exploration company in Quebec

Prospector of the Year 1996

Resource Award 2001

Working Capital

Over $10,000,000 $ --

no debt

Major Partners
BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt

UPDATE ON CURRENT AND UPCOMING DRILLING CAMPAIGNS

Virginia Gold Mines (“Virginia”) wishes to release this update on the various field programs now in progress or coming soon on many of its Quebec properties.

Gayot Project (100 % Virginia – option 50 % BHP Billiton)
Virginia and its partner BHP Billiton began, in early April, a new drilling program on the Gayot project, located north of the Caniapiscau reservoir, province of Quebec. This program, consisting of about ten holes (2000 metres), will test, among others, the extensions of the Nancy zone that returned values of up to 9.03% Ni – 0.60% Cu – 9.0 g/t Pd-Pt over 2.55 metres (press release of May 10, 2002). Drilling will also test the Nancy Extension, De Champlain and Zone 03 showing as well as several EM geophysical conductors. Virginia is the operator of the project.

Chute-des-Passes Project (100 % Virginia – option 50 % SOQUEM)
Virginia and its partner SOQUEM Inc., the operator of the project, announce the beginning of a drilling program of approximately ten holes (1500 metres) on the Chute-des-Passes project, located 150 kilometres north of Lac St-Jean. This drilling will test principally the combined gravimetric and electromagnetic anomalies situated on the edge of or coinciding with the mineralized zone MHY-A. This mineralized zone has previously returned drill values as high as 0.84% Ni – 0.50% Cu – 0.10% Co over 10.15 metres (hole 00-08) and 1.15% Ni – 0.56% Cu – 0.15% Co over 4.5 metres (hole 00-10) (press release of July 4, 2001).

La Grande Sud Project (100 % Virginia – option 50 % Cambior)
Virginia and its partner Cambior Inc., the operator of the project, will begin in June a new drilling program of approximately 2500 metres in order to test the extensions of the new auriferous zone discovered by drilling in the autumn of 2002 and that reported values of 16.7 g/t Au over 1.5 metres and 12.9 g/t Au over 3.0 metres (press release of January 27, 2003), as well as other targets located in the perimeter or in the tonalitic intrusive.

Noella Project (100 % Virginia – 1 % NSR Cambior)
In February and March of 2003 Virginia undertook a program that consisted of 34 short drill holes totalling 1821 metres (see annexed table) on the Noella property held in the Caniapiscau region on the James Bay territory. The drilling program aimed to test at a lower depth several auriferous zones discovered by stripping in the iron formations (press release of November 12, 2002) as well as induced polarisation anomalies. The best results derived from the drilling were NO-03-08 A that reported 23.15 g/t Au over 0.95 metres or 12.47 g/t Au over 1.95 metres), directly under trench TR02-43 that returned 18.36 g/t Au over 1.2 metres and 5.84 g/t Au over 1.2 metres in channel sampling. The other drilling that tested the auriferous surface zones and the geophysical anomalies returned several sub-metric to metric intersections with anomalous to sub-economic values (see annexed table). Additional surface work is anticipated in the summer of 2003 to better define the auriferous mineralization controls and will be followed in the autumn by another drilling program.

MegaTEM Strategic Alliance
Virginia and its partners Noranda Inc. and Nouvicourt Inc. would like to update you on the MegaTEM strategic alliance since the last press release of October 30, 2002. Bear in mind that Virginia and its partners completed 10 airborne surveys that covered an area of approximately 9400 km2 using MegaTEM technology. Since the onset of the project the partners have acquired over 300 MegaTEM anomalies and staking activities are still ongoing.

To date, approximately sixty holes have been drilled and of these, eight have returned base metal anomaly values within favourable geological contexts. The most interesting of these zones consist of a mineralized sulphide stringer zone, developed over a fifteen-metre thickness within the heart of altered felsic volcanics. This zone returned values such as: 0.64% Cu – 1.02% Zn – 13.8 g/t Ag over 2.3 metres; 0.34% Cu – 4.29% Zn – 8.3 g/t Ag over 0.85 metres; and 0.94% Cu and 1.79% Zn over 0.8 metres. An “off hole” type drilling EM anomaly remains unexplained close to this mineralized zone and will soon be drill tested.

Over the course of the coming months, Virginia and its partners intend to pursue on a continuous basis drilling on several other MegaTEM anomalies.

*****

Virginia wishes to inform its shareholders that it has completed a private placement that consists of 153,846 units at a price of $1.30 per unit for a total amount of $200,000. Each unit comprises one common share of Virginia along with one warrant. Each warrant gives the subscriber the right to acquire one common share of Virginia at a price of $1.60 per share for a period of 18 months.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with a working capital of over $10 million, debt free, and with approximately 30 million shares issued and outstanding. Virginia’s shares trade on the Toronto Stock Exchange (TSX) under the symbol VIA. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

SOQUEM Inc. is a subsidiary of SGF Mineral Inc., itself an affiliate of SGF (Société Générale de Financement du Québec). The mission of SGF is to achieve, in collaboration with partners and in profitable conditions, economic development projects.

For further information:
André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Michel Chapdelaine, senior supervising geologist
Amélie Laliberté, Investor Relations
Tel: (800) 476-1853 -(418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Internet: www.virginia.qc.ca

HOLE	LINE	STATION	AZIMUTH	INCLINAISON	DIP LENGTH (m)	FROM	TO	CORE LENGTH (m)	Au (g/t)
NO-03-01A	1995W	879S	N235	-48	51,00	12,47	17,80	5,33	1,0
NO-03-01B	1995W	879S	N235	-70	30,00	14,88	20,60	5,71	1,0
						incl. 15,88	16,38	**0,5**	**7,5**
NO-03-02A	1954W	916S	N235	-50	51,00	26,08	27,08	1	1,34
NO-03-02B	1954W	916S	N235	-70	48,00	23,75	25,46	**1,71**	**4,37**
NO-03-02C	1954W	916S	N235	-89	66,00				L.V.
NO-03-03A	1922W	957S	N235	-50	50,00	16,75	22,70	5,95	0,75
NO-03-03B	1922W	957S	N235	-70	40,00	23,5	24,5	**1,0**	**5,65**
						26,36	26,76	0,4	1,65
						27,5	28	0,5	1,21
NO-03-04A	1617W	1167S	N210	-51	51,00				L.V.
NO-03-04B	1617W	1167S	N210	-70	66,00	48,36	52,48	4,12	1,02
NO-03-05A	1573W	1192S	N210	-50	75,00				L.V.
NO-03-05B	1573W	1192S	N210	-70	81,00				L.V.
NO-03-06A	1531W	1209S	N210	-50	96,00	82,83	87,48	4,65	0,64
NO-03-07A	1921W	638S	N342	-50	27,00	16,75	21,05	4,3	1,27
NO-03-07B	1921W	638S	N342	-70	24,00	14,8	15,3	0,7	0,87
NO-03-07C	1921W	638S	N342	-90	30,00	10,8	12	1,2	1,06
						15,25	16,25	1,0	2,45
NO-03-08A	1893W	627S	N342	-50	27,00	17,17	19,12	**1,95**	**12,47**
						18,17	19,12	**0,95**	**23,15**
NO-03-08B	1893W	627S	N342	-70	30,00	15,57	19,98	4,41	1,25
NO-03-08C	1893W	627S	N342	-90	30,00	18,98	19,69	0,71	1,87
NO-03-09A	1094W	008N	N340	-49	54,35				L.V.
NO-03-09B	1094W	008N	N340	-70	21,00				L.V.
NO-03-10A	1107W	039N	N160	-50	90,00	15,15	16,52	1,37	2,03
NO-03-11A	1200W	BL 0	N183	-50	51,00	15,78	17,18	1,4	0,93
NO-03-11B	1200W	BL 0	N183	-70	39,00	10,96	12,76	1,8	1,25
NO-03-12A	1080W	321S	N003	-45	81,00				L.V.
NO-03-13A	1000W	115S	N183	-50	51,00				L.V.
NO-03-13B	1000W	115S	N183	-70	39,00				L.V.
NO-03-14A	613W	058N	N150	-50	87,00				L.V.
NO-03-15A	1775W	245N	N220	-50	90,00	64,80	65,60	0,80	4,95
NO-03-16A	1300W	035S	N183	-50	90,00				L.V.
NO-03-17A	1912W	661S	N342	-60	51,00	21,91	26,25	4,34	0,56
NO-03-17B	1912W	661S	N342	-80	33,00				L.V.
NO-03-18A	1884W	650S	N342	-60	36,00	22,87	24,87	2,0	1,12
NO-03-18B	1884W	650S	N342	-80	36,00	23,38	28,75	5,37	0,35
NO-03-19A	1817W	616S	N342	-45	99,00				L.V.
					1821,35